February 20, 2013

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	David R. Humphrey
Accounting Branch Chief

Re:	Universal Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 25, 2012
File Number 001-00652

Dear Mr. Humphrey,

As Senior Vice President and Chief Financial Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 13, 2013 (the “Commission Comment Letter”).

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in our response, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.

Form 10-K for the Fiscal Year Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 45

Recoverable Value-Added Tax Credits, page 47

1.	We note the proposed revision included in your response to our previous comment. This proposed revision implies that there is at least a reasonable possibility that a loss may have been incurred. However, your estimate of the range of the reasonably possible loss is zero to the full $18 million. By providing such a range, it appears that you cannot estimate the reasonably possible additional loss or range of loss. In this regard, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

U.S. Securities & Exchange Commission

February 20, 2013

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we are providing additional background information related to the audit of inter-state VAT filings by tax authorities in Brazil to explain our quarterly procedures for evaluating the range of reasonably possible loss for disclosure purposes and to explain the factors that we believe currently support our conclusion that the range of reasonably possible loss at this time is the full range of potential loss (i.e., zero to $18 million).

We make our best effort to fully comply with all tax laws in the jurisdictions where we operate. Regular audits by tax authorities are common in most jurisdictions. In many jurisdictions outside the United States, it is not unusual for field examiners to take very aggressive and very rigid positions in proposing adjustments to the amount of tax paid by the Company and in issuing assessments for additional tax, penalties, and interest. In virtually all cases, we contest such assessments, usually with the assistance of outside counsel. Different jurisdictions have different procedures and levels of review for taxpayers to challenge audit findings and related assessments, and the cases often take an extended period of time to conclude. We have generally had good success in getting assessments reduced or eliminated, but sometimes that has not been the case.

The above characteristics are representative of the audit of our inter-state VAT filings in Brazil. The case involves two separate tax notices issued in mid-2011 challenging our recovery of value-added tax credits on transfers of tobacco between two states where we operate in Brazil. Those notices included assessments of approximately $23 million in additional tax, penalties, and interest (at current exchange rates). Our management team in Brazil, with the assistance of outside counsel, initiated steps to contest the full amount of the assessments immediately after the notices were received. We have asserted multiple arguments supporting our positions that recovery of the value-added tax credits was appropriate and in full compliance with the applicable tax laws. In a series of earlier communications with the tax authorities, certain of our positions were accepted, resulting in a reduction of the total assessment to approximately $18 million (at current exchange rates). The case is currently situated at an administrative level, where outside counsel has presented the Company’s arguments in filings and oral hearings before an administrative panel. We are awaiting a final determination on the case at that level. If the outcome is unfavorable at the administrative level (unless the assessment is reduced to a level that does not warrant further efforts to contest the case), we would expect to appeal the case to the judicial level, where an ultimate outcome would be decided.

Following our normal procedures and controls, our management team in Brazil provides regular updates on the progress of the case to senior management at our corporate headquarters in periodic videoconference meetings and in formal written updates submitted in conjunction with our quarterly financial reporting process. The written updates are shared and discussed with members of our Disclosure Committee, which includes our principal executive officer and principal financial officer, as well as other key executives. The Disclosure Committee is charged with responsibility for reviewing the Company’s quarterly and annual financial statement filings with the Commission. In addition, periodic updates are provided to our Audit Committee, which is composed entirely of independent members of the Board of Directors. From a very early point in our review and evaluation of the assessment, based on the collective strength of the arguments that support our positions, it has been the judgment of our management team in Brazil and outside counsel that it is more likely than not that we will ultimately prevail and no loss will be incurred. Notwithstanding that judgment, because we are contesting the assessment on the basis of multiple arguments and the case remains at an early stage in the resolution process, our management team in Brazil and outside counsel are not yet able to conclude that any amount of loss is remote. Should all or a significant part of our arguments ultimately be rejected at both the administrative and judicial levels, it remains reasonably possible that the Company could incur a loss up to the full $18 million current assessment. If the case is not resolved favorably at the administrative level, it is likely that the final ruling at that level will provide additional information that will allow the management team in Brazil and outside counsel to update the estimate of any probable loss that should be accrued, as well as estimate a more narrow range of reasonably possible loss. In that event, we would update our financial statements and related disclosures accordingly in subsequent financial statements issued and filed with Commission until the case is concluded.

We have also considered materiality in developing our financial statement disclosure related to this matter. Because VAT is an operating tax, rather than an income tax, any ultimate loss incurred by the Company would generate an income tax benefit that would reduce the net effect of that loss on

U.S. Securities & Exchange Commission

February 20, 2013

shareholders’ equity. We estimate that a loss at the full $18 million remaining amount of the assessment would approximate $14 million after income taxes, reducing our shareholders’ equity by just over 1%, which we do not consider to be material to our financial position. While we currently believe the range of reasonably possible loss is the full range of exposure, a narrower range of reasonably possible loss would also be considered immaterial.

We believe that we have an effective process for monitoring and evaluating our potential exposure related to the audit of our inter-state VAT filings in Brazil, and for determining the appropriate financial statement measurements and disclosures related to the case. We appreciate the Commission’s comments and will address any additional questions or comments you may have.

* * * *

In connection with the Company’s response to the comment of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 254-1313.

Sincerely,

/s/ David C. Moore
David C. Moore
Senior Vice President and Chief Financial Officer